Exhibit 99.3

OFFICE DEPOT, INC.

STOCK OPTION EXCHANGE PROGRAM

FREQUENTLY ASKED QUESTIONS (FAQ)

March 3, 2010

General Information

The following was prepared to address common questions about the proposed stock option exchange program (the “Exchange Program”). Office Depot, Inc. (“Office Depot” or “Company”) is seeking shareholder approval to amend Office Depot’s Amended Long-Term Incentive Plan (the “Incentive Plan”) to allow for the Exchange Program. Shareholder approval is required by the New York Stock Exchange (“NYSE”) listing requirements and by the terms of the Company’s 2007 Long-Term Incentive Plan (the “2007 Plan”). Such shareholder approval will be solicited at our next Annual Meeting of Shareholders.

The information in this FAQ is based on the information contained in our preliminary proxy statement filed with the United States Securities and Exchange Commission (“SEC”) on February 23, 2010. Even if shareholders approve the amendment to the Incentive Plan and implementation of the Exchange Program, the Compensation Committee (“Compensation Committee”) of the Board of Directors (“Board”) may still later determine not to implement the Exchange Program. The information in this FAQ is provided as of March 3, 2010 and does not contain complete details about the Exchange Program.

Additional information about the proposed Exchange Program is available in our preliminary proxy statement and will be available in the definitive proxy statement when the definitive proxy statement is filed with the SEC. For access to the preliminary proxy statement, and definitive proxy statement, when available, please visit www.sec.gov or our corporate website, www.officedepot.com under the headings “Company Information/Investor Relations/Corporate Governance.”

Frequently Asked Questions

1. What is a stock option?

A stock option is a right to buy a share of Office Depot stock at a set price (also known as the grant or exercise price) for a specified period of time. The right to buy the share may continue into the future, but the exercise price is fixed when the stock option is granted.

2. What is the Exchange Program?

Due to the decline in the Company’s stock price during the last few years, many employees now hold stock options with exercise prices higher than the current market price of Company stock (such stock options are also known as “underwater” stock options). The Exchange Program is a voluntary, one-time opportunity for eligible employees to surrender eligible outstanding underwater stock options in exchange for a lesser amount of new stock options with a lower exercise price.

The number of new stock options an eligible employee would receive upon exchange of underwater stock options would be determined using exchange ratios designed to result in the new stock options having a fair value approximately equal to the stock options that are exchanged.

3. Why do we need shareholder approval?

Shareholder approval is required for this proposal under the NYSE listing rules and the terms of the 2007 Incentive Plan.

4. When is the Exchange Program likely to be implemented and what options will be eligible for exchange?

We anticipate commencing the Exchange Program as soon as administratively feasible after shareholder approval is obtained. However we may defer commencement of the Exchange Program as late as December 31, 2010. Of course, if our shareholders do not approve this proposal, the Exchange Program will not take place.

To be eligible for exchange, a stock option would have to have an exercise price above the higher of the 52-week high closing price of our common stock or 50% above the then current stock price (measured at the commencement of the Exchange Program). The use of this threshold is designed to ensure that only outstanding options that are significantly “underwater” (meaning the exercise prices of the options are greater than our current stock price) are eligible for the Exchange Program. In addition, only stock options that were granted at least 12 months prior to the commencement of the exchange offer and have an exercise price of $11.00 or greater will be eligible for exchange under the Exchange Program. Stock options whose term will expire before the expiration of the exchange period will not be eligible to participate in the Exchange Program.

5. Who would be eligible to participate in the Exchange Program?

Although we intend to include all eligible employees located outside the United States, the Company may need to exclude certain eligible employees if, for any reason, the Company believes that their participation would be illegal, infeasible or impractical.

The Exchange Program will not be open to the Company’s board of directors or the Company’s “named executive officers” listed in the Company’s preliminary proxy statement.

In addition, the Exchange Program will not be offered to retirees or other former employees of the Company or employees located in countries where we determine that it is neither practical nor desirable to offer the Exchange Program.

6. When would the Exchange Program take place?

If shareholders approve the Exchange Program and the amendments to Company’s Incentive Plan to permit the Exchange Program, the Company intends to commence the Exchange Program as soon as practicable after shareholder approval is obtained. However, the Company may defer commencement of the Exchange Program as late as December 31, 2010.

From the time the Exchange Program commences, eligible employees will be given at least 20 business days to make an election to exchange their eligible stock options. New stock option grants would be made the first business day after the close of the Exchange Program.

The Compensation Committee retains the authority to determine not to implement the Exchange Program even if shareholder approval is obtained.

7. If I participate in the Exchange Program, how many stock options would I receive in a new stock option grant?

Your eligible stock options would be surrendered in exchange for a lesser amount of new stock options with a lower exercise price, based on a specified methodology for determining exchange ratios. Office Depot would use an industry standard stock option valuation model to determine the actual exchange ratios to calculate the number of options granted in a new stock option grant. The exchange ratios would be designed to result in a fair value of the new stock option grant that is approximately equal to the fair value of the options that are exchanged.

The actual exchange ratios will be determined at the close of trading on the NYSE on the trading day prior to the expiration day of the exchange offer.

If you hold 1,000 or fewer eligible stock options, you will be eligible to participate in the Exchange Program however instead of receiving new stock options, you will receive cash in an amount calculated in accordance with the option valuation method described above.

8. Why isn’t the exchange ratio 1-to-1 for all eligible stock options?

There are many variables that affect option value, for example, underwater stock options have less value than the new stock options with a lower exercise price that would be granted in the Exchange Program; therefore, more underwater stock options would be required to equal the fair value of one new stock option. Also, options with shorter expiration dates are less valuable than those with longer expiration dates, and options with higher exercise prices are less valuable than those with lower exercise prices.

9. What would the new exercise price be?

The new stock option grant would be granted with an exercise price equal to the closing price of Office Depot common stock on the new stock option grant date (the next business day after the close of the Exchange Program) as reported by the NYSE.

10. What would be the vesting schedule for the new stock option grant?

The new stock option grant would be subject to a three-year vesting period with one-third (1/3) vesting on the first anniversary of the new stock option grant date and one-third (1/3) on each of the next two successive anniversaries. New options will have a seven-year life.

11. My eligible stock options are already vested. Would my new stock options also be fully vested?

No. All new stock options granted in the Exchange Program would be subject to the three-year vesting period (see Question 10 above).

12. Do I have to participate in the Exchange Program?

Participation in the Exchange Program would be completely voluntary. If you choose not to participate, you would keep all of your currently outstanding stock options, including stock options eligible for the Exchange Program, and you would not receive a new stock option grant. No changes would be made to the terms of your current stock options if you decline to participate.

13. If I choose to participate in the Exchange Program, do I have to exchange all of my eligible stock option grants?

No. Under the Exchange Program, you would be able to exchange stock options on a grant-by-grant basis. This means that you may choose which stock options to exchange, however you must exchange all stock options covered by a particular option grant (i.e., elections must be made on a grant-by-grant basis).

14. Can I exchange shares of Company common stock that I already acquired upon exercise of my Company stock options?

No. This offer would only apply to unexercised or outstanding Company stock options that are eligible under the Exchange Program. You would not be able to exchange shares of Office Depot stock that you own outright.

15. Will I be required to give up all of my rights under the exchanged stock options?

Yes. On the closing date of the Exchange Program, the stock options you surrender in exchange for new stock options would be cancelled and you would no longer have any rights under those surrendered stock options.

16. What if I elect to participate and leave the Company before the Exchange Program ends?

If you elected to participate in the Exchange Program and your employment ends for any reason before you receive a new stock option grant, your exchange election would be cancelled and you would not receive a new stock option grant. If this occurs, no changes would be made to the terms of your current stock options and such options would be treated as if you had declined to participate in the Exchange Program.

17. What if I elect to participate and leave the Company after the new stock options are granted?

If you elected to participate in the Exchange Program and your employment ends for any reason after you receive a new stock option grant, your exchange election would be processed and you would receive a new stock option grant. The terms and conditions of the new stock option grant would apply. Accordingly, if your employment would terminate prior to the vesting of any of the new stock options, those new stock options would be forfeited. If you leave the Company, you will forfeit unvested options.

18. Would I owe taxes if I participate in the program?

Generally, the exchange of eligible stock options should be treated as a non-taxable exchange and no income should be recognized upon the grant of the new stock options for U.S. federal income tax purposes. The tax consequences for participating international employees may differ from the U.S. federal income tax consequences and in some instances are not entirely certain. Office Depot will provide additional information about taxes for international employees if the Exchange Program occurs.

For those participants with 1,000 or fewer stock options, any cash paid to you will be taxed as compensation at your marginal tax rate.

It is recommended that you consult your own accountant or financial advisor for additional information about your personal tax situation.

19. Will Office Depot recommend that employees participate in the Exchange Program, if approved? Will HR provide advice to employees?

If an Exchange Program is launched, participation in the Exchange Program would be voluntary. Due to SEC regulations, Office Depot cannot advise you as to whether or not it will make sense for you to participate in the Exchange Program (if approved). We will direct you to published materials where you can learn more about the Exchange Program if and when it is implemented.

20. Does the Exchange Program indicate a judgment about our stock price in the future?

No. If approved by shareholders, offering a stock option exchange will provide additional motivation and retention value to our employees to make Office Depot successful. However, as noted above, should the stock price increase to a level where an exchange program may not have the desired impact for shareholders or employees, we may choose to not implement the Exchange Program.

21. Where can I get more information about the Exchange Program?

a. You can read our preliminary proxy statement that was filed with the SEC on February 23, 2010. A copy of the proxy can be accessed at www.sec.gov or on our corporate website, www.officedepot.com under the headings “Company Information/Investor Relations/Corporate Governance.” The definitive proxy statement will also be available at the above websites once filed with the SEC.

b. You can read the Tender Offer Statement on Schedule TO, including the offer to exchange and other related materials, when those materials become available. Copies of such documents can be accessed, when available, at www.sec.gov or at a website which the Company may launch to assist with the Exchange Program. This additional, more detailed information will be sent to eligible employees at the time the Exchange Program commences.

This communication does not constitute an offer to holders of the Company’s outstanding stock options to exchange those options.

We have not commenced the Exchange Program to which this communication pertains and will not do so unless we receive the requisite shareholder approval at our 2010 Annual Meeting of Shareholders. Even if the requisite shareholder approval is obtained, we may still decide later not to implement the Exchange Program.

Office Depot will file a Tender Offer Statement on Schedule TO with the SEC upon the commencement of the Exchange Program. Persons who may be eligible to participate in the Exchange Program should read the Tender Offer Statement on Schedule TO, including the offer to exchange and other related materials, when those materials become available because they will contain important information about the Exchange Program. Office Depot shareholders and option holders will be able to obtain these written materials and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov or at a website which the Company may launch to assist with the Exchange Program.